SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of July 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Form 8 (OPD) (Tomkins plc)

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the party to the offer making the disclosure:	TOMKINS PLC
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	TOMKINS PLC
(d) Is the party to the offer making the disclosure the offeror or the offeree?	OFFEREE
(e) Date position held:	27 July 2010
(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	ORDINARY SHARES OF $US0.09 EACH
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	2,586,471	Treasury Shares
(2) Derivatives (other than options):
(3) Options and agreements to purchase/sell:
TOTAL:	2,586,471	Treasury Shares

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)        Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)        Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):
N/A

3.         POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

The directors of Tomkins plc have the following interests and rights to subscribe in ordinary shares of $US0.09 each in the capital of Tomkins plc:

Interests
                                                                                    Percentage of issued share capital

No. of shares

(excluding Treasury shares)
David Newlands:                        332,515                         0.038
James Nicol:                             2,739,426(1)                   0.311
John Zimmerman:                      526,199(2)                      0.060
Richard Gillingwater:                  13,000                          0.001
John McDonough:                      11,000                          0.001
David Richardson:                      21,729                          0.002
Struan Robertson:                      14,500                          0.002
Total                                         3,658,369                      0.415

(1)
Includes 455,226 Deferred Award shares under the Tomkins Annual Bonus Incentive Plan
(2)
Includes 185,509 Deferred Award shares under the Tomkins Annual Bonus Incentive Plan

Rights to subscribe

Awards granted under the Tomkins Performance Share Plan and therefore subject to the attainment of Total Shareholder Return of 60% with respect to each individual award

Maximum number of shares
James Nicol:                             6,096,617
John Zimmerman:                      1,828,985

Employee and Executive Options over shares granted with exercise prices from 96p to 345p

                                                                                                Total number of options that                                                                                                 are currently exercisable and                                                Total number                             where the market price
of options

exceeds the exercise price
James Nicol:                             9,411,159                                  8,386,400
John Zimmerman:                      225,000                                     225,000

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:
27 July 2010
Contact name:
Denise Burton
Telephone number:
0208 877 5137

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  27 July 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary